Exhibit 99.1

NEWS RELEASE

TSX: ELD NYSE: EGO

TSX: FOM OTCQX: FMCXF	April 1, 2026

Eldorado Gold Reminds Shareholders to Vote FOR the Share Issuance Resolution and Foran Mining Reminds Securityholders to Vote FOR the Arrangement Resolution

•	Your vote is important. Vote in advance of the proxy voting deadline on Thursday, April 2, 2026 at 10:00 a.m. (Vancouver time).

•	Shareholder questions or need voting assistance? Please contact Laurel Hill Advisory Group by email at assistance@laurelhill.com, or by texting INFO to, or calling, 1-877-452-7184 (North American toll-free) or 1-416-304-0211 (outside North America).

VANCOUVER, BC – Eldorado Gold Corporation (TSX:ELD) (NYSE:EGO) (“Eldorado”) reminds its shareholders to vote FOR the ordinary resolution approving the issuance of common shares of Eldorado (the “Share Issuance Resolution”) in connection with the previously announced proposed plan of arrangement (the “Arrangement”) with Foran Mining Corporation (TSX:FOM, OTCQX: FMCXF) (“Foran”), and Foran reminds its securityholders to vote FOR the resolution approving the Arrangement (the “Arrangement Resolution”).

Eldorado’s special meeting of shareholders (the “Eldorado Meeting”) to consider and vote on the Share Issuance Resolution will be held in person on April 7, 2026 at 10:00 a.m. (Vancouver time) at the offices of Blake, Cassels & Graydon LLP, Suite 3500, 1133 Melville Street, The Stack, Vancouver, British Columbia.

Foran’s special meeting of securityholders (the “Foran Meeting”) to consider and vote on the Arrangement is scheduled for Tuesday, April 7, 2026 at 1:00 p.m. (Toronto time) at the offices of McCarthy Tétrault LLP located at Suite 5300, 66 Wellington Street West, Toronto, Ontario.

The Board of Directors of each of Eldorado and Foran has unanimously approved the proposed Arrangement and unanimously recommends that Eldorado shareholders vote FOR the Share Issuance Resolution and that Foran securityholders vote FOR the Arrangement Resolution, respectively.

The proposed Arrangement will bring together Eldorado’s established operating platform and financial strength with Foran’s highly attractive copper growth profile. Under the terms of the Arrangement, Foran shareholders will receive 0.1128 of an Eldorado common share plus C$0.01 in cash for each Foran common share held. Upon completion of the Arrangement, Foran will become a wholly-owned subsidiary of Eldorado.

Why Vote FOR

The Boards of Directors of Eldorado and Foran believe the proposed arrangement is in the best interests of their respective companies and stakeholders. In recommending that Eldorado shareholders vote FOR the Share Issuance Resolution and Foran securityholders vote FOR the Arrangement Resolution, the respective boards considered and relied upon the following strategic rationale for the proposed arrangement:

•	Peer-leading near-term growth: Positioned to deliver a leading growth profile, underpinned by two fully financed development projects – Skouries and McIlvenna Bay advancing toward commercial production in Q3 2026 and mid-2026, respectively.

•	Substantial EBITDA & free cash flow: Expected to generate approximately $2.1 billion of EBITDA[1] and $1.5 billion in free cash flow[2] in 2027. This robust long-term cash flow will fund growth initiatives, strengthen the balance sheet and support continued shareholder returns through dividend and share buyback programs, while maintaining financial flexibility through commodity cycles.

•	Long-life, diversified asset base: Combined portfolio delivers balanced gold-copper exposure (~77% gold, ~4% silver, ~15% copper, and ~4% other metals) across attractive mining jurisdictions in Canada, Greece, and Türkiye, providing jurisdictional and commodity diversification.

•	Significant exploration upside: Eldorado will continue to accelerate high-value organic growth opportunities. This includes advancing Foran’s high-grade polymetallic Tesla zone as well as maximizing the exploration potential surrounding Eldorado’s existing operating and development assets.

•	Compelling re-rate opportunity: With increased scale and trading liquidity, near-term growth and enhanced Canadian exposure the combination will support a valuation re-rate opportunity.

•	Sustainability-focused operations: Strong alignment across sustainability principles, carbon efficient practices, and a shared commitment to responsible mining will enable the combined company to focus on transparent sustainability performance and continued advancement in GHG emissions mitigation.

Questions & Voting Assistance

Eldorado and Foran encourage all Eldorado shareholders and Foran securityholders, respectively, to vote in advance of the Eldorado Meeting and Foran Meeting, as applicable. Every vote is important, regardless of the number of securities held. The proxy voting deadline is 10:00 a.m. (Vancouver time) on Thursday, April 2, 2026.

Shareholders with questions or who require assistance in voting are encouraged to contact Eldorado’s and Foran’s proxy solicitation agent and shareholder communications advisor:

Laurel Hill Advisory Group

North American Toll-Free: 1-877-452-7184

Outside North America (Collect): 1-416-304-0211

Email: assistance@laurelhill.com

Shareholders may also text INFO to 1-877-452-7184 or 1-416-304-0211 for assistance.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Canada, Greece and Türkiye. Eldorado has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

About Foran Mining

Foran is a near-term critical minerals producer, committed to supporting a greener future and empowering communities while creating value for its stakeholders. The McIlvenna Bay project is located within the documented traditional territory of the Peter Ballantyne Cree Nation, comprises the infrastructure and works related to development and exploration activities of Foran, and hosts the McIlvenna Bay Deposit and Tesla Zone.

The McIlvenna Bay Deposit is a copper-zinc-gold-silver rich deposit intended to be the centre of a new mining camp in a prolific district that has already been producing for 100 years. The McIlvenna Bay Property sits just 65 km West of Flin Flon, Manitoba, and is part of the world-class Flin Flon Greenstone Belt that extends from Snow Lake, Manitoba, through Flin Flon to Foran’s ground in eastern Saskatchewan, a distance of over 225 km.

Eldorado Gold Contacts:

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

Foran Mining Contact

Investor Relations

Jonathan French, Vice President, Capital Markets & External Affairs

306-808-4051

jfrench@foranmining.com

1 EBITDA calculated as revenue based on public disclosure less cash operating costs based on street consensus analyst estimates as per S&P CapIQ.

2 Based on street consensus estimates as per FactSet, calculated as operating cash flow less capex.

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this news release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budget”, “continue”, “deliver” “estimates”, “expects”, “forecasts”, “generate” “guidance”, “intends”, “plans”, “projected” or “scheduled” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: Eldorado and Foran’s intent to complete the Transaction and specifically Eldorado’s intent to acquire all the outstanding Foran common shares; approval of the Transaction by Eldorado shareholders and Foran securityholders; the date and time of the Eldorado shareholder meeting and the Foran securityholder meeting; management’s views on the positive impacts of the proposed Transaction and the strategic rationale for the Transaction; management’s belief that the combined entity is a re-rate opportunity; views on the life of assets; expectations of benefits from metal prices and demand for critical minerals; management’s view of the exploration potential of the combined entity; the combined company’s focus on its commitment to transparent performance and GHG mitigation; management’s belief that the combined company will be capable of organically funding sustained growth; expected weightings of the combined portfolio; expectations that the Skouries and McIlvenna Bay projects will enter into production in Q3 2026 and mid-2026, respectively; and the expected EBITDA and free cash flow of the combined entity in 2027. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of Eldorado, Foran and the combined company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

Forward-looking statements and forward-looking information are by their nature based on a number of assumptions, that management considers reasonable. However, such assumptions involve both known and unknown risks, uncertainties, and other factors which, if proven to be inaccurate, may cause actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include, for Eldorado and the combined company, assumptions concerning: timing, cost and results of our construction and development activities, improvements and exploration; the future price of gold, copper and other commodities; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; our ability to effectively use invested capital and unlock potential expansion opportunities across the portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that Eldorado operates in; and for Foran, these assumptions include the availability of funds for the McIlvenna Bay project; trading access and market prices related to the Eldorado common shares issuable upon completion of the Arrangement; the expected percentage ownership of former Foran securityholders of the Eldorado common shares on a non-diluted basis immediately following completion of the Arrangement; the delisting of the Foran’s common shares from the TSX and OTCQX and Foran ceasing to be a reporting issuer; success of the McIlvenna Bay Project; successful initiation of commercial production at McIlvenna Bay project and the results thereof; prices for zinc, copper, gold and silver remaining as estimated; currency exchange rates remaining as estimated; tonnage of ore to be mined and processed; ore grades and recoveries; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the ability to comply with environmental, health and safety laws. In addition, except where otherwise stated, we have assumed completion of the Transaction on the contemplated timeline and, except where otherwise stated, a continuation of existing business operations on substantially the same basis as exists at the time of this news release. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: receipt of approval from Eldorado shareholders and Foran securityholders, and the required court, regulatory and other consent and approvals to complete the Transaction; the potential of a third party making a superior proposal to the Transaction and the possibility that the Arrangement Agreement could be terminated as a result of a superior proposal; commodity price risk; development risks at Skouries and other construction and development projects including the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality and our ability to construct key infrastructure within the required timelines, and unexpected inclement weather and climate events that may delay timelines; risks relating to our operations in foreign jurisdictions; risks related to production and processing; risks related to our improvement projects; our ability to secure supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; community relations and social license; environmental matters; our ability to completely understand geotechnical structures, geotechnical and hydrogeological conditions or failures; regulatory requirements as they relate to mine plan approvals; waste disposal; mineral tenure; permits; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; risks related to replacement of mineral reserves; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic, or similar public health threats; regulated substances; the acquisition of Foran Mining Corporation, including timing, risks and benefits thereof; acquisitions, including integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings); total cash costs per ounce and AISC (particularly in relation to the market price of gold and Eldorado’s profitability); currency risk; interest rate risk; credit risk; tax matters; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); the global economic environment; labour (including in relation to availability of labour resources, including for including for construction, development and improvements activities, and their productivity employee/union relations, the Greek transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); default on obligations; current and future operating restrictions; reclamation and long-term obligations; credit ratings; change in reporting standards; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks relating to environmental, sustainability, and governance practices and performance; corruption, bribery, and sanctions; employee misconduct; litigation and contracts; conflicts of interest; compliance with privacy legislation; dividends; tariffs and other trade barriers; and those risk factors discussed in Eldorado’s most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in Eldorado’s most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR which discussion provides a fuller understanding of the risks and uncertainties that affect Eldorado’s business and operations.

In respect of Foran, risks, uncertainties and other factors include Foran’s reliance on the McIlvenna Bay Property; Foran has a history of losses and may not be able to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis; Foran is exposed to risks related to mineral resources exploration and development; risks related to the Arrangement, including the Arrangement not being completed, failure to realize the anticipated benefits of the Arrangement, risks related to Foran and Eldorado, the Arrangement Agreement’s restrictions on Foran and Eldorado in respect of taking certain actions, expected costs incurred in connection with the Arrangement and the diversion of Foran’s management as a result of the Arrangement, and the anticipated impacts resulting therefrom; failure to comply with covenants under Foran’s amended credit facility or its equipment finance facility may have a material adverse impact on Foran’s operations and financial condition; Foran may require additional financing and future share issuances may adversely impact share prices; Foran has no history of mineral production; uncertainties and risks relating to the McIlvenna Bay 2025 Technical Report; and the additional risks identified in Foran’s filings with Canadian securities regulators on SEDAR+ in Canada (available at www.sedarplus.ca). Although Foran has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, each of Eldorado and Foran does not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of Eldorado’s business contained in its respective reports filed with the securities regulatory authorities in Canada and the U.S., as applicable, and to the additional information contained in Foran’s filings with the securities regulatory authorities in Canada.

Non-IFRS Measures

This news release contains certain forward-looking non-IFRS financial measures, including earnings before interest, taxes, depreciation and amortization (“EBITDA”) and free cash flow. The historical non-IFRS financial measures that are equivalent to such forward-looking non-IFRS financial measures, and the most directly comparable IFRS financial measures, together with reconciliations between such measures and explanations of their composition, are disclosed in the section entitled “Non-IFRS and Other Financial Measures and Ratios” in the annual management discussion and analysis of Eldorado for the financial year ended December 31, 2025, which is available under Eldorado’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov and which section in incorporated by reference in this new release.